CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Independent Auditor’s Report dated July 1, 2016 relating to the balance sheet of Golden Pacific Homes, LLC (GPC Fund II, LLC as of the issuance of the audit report) as of June 2, 2016, and the related statements of operations, changes in members’ equity, and cash flows for the period from June 1, 2016 (inception) to June 2, 2016, and the related notes to the financial statements.

/s/ Artesian CPA, LLC

Denver, CO

February 17, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p:  877.968.3330  f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com